EXHIBIT 1

Biomira receives special protocol assessment from the FDA for Phase III trial of Stimuvax for non-small cell lung cancer

    EDMONTON, Dec. 12 /CNW/ - Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced that it has reached an agreement with the U.S. Food and Drug Administration on a Special Protocol Assessment (SPA) for the planned Phase III clinical trial of Stimuvax(R) for the treatment of non-small cell lung cancer (NSCLC). The SPA agreement between Biomira and the FDA concerns the design of the Phase III trial and outlines definitive clinical objectives and data analyses considered necessary to support regulatory approval of Stimuvax. The trial will be conducted by Merck KGaA under terms of a licensing arrangement with Biomira.

    The planned Phase III trial is a multi-center, randomized, double-blind placebo controlled trial of Stimuvax in patients with unresectable Stage III non-small cell lung cancer. The trial is expected to enroll approximately 1,300 patients in over 250 centers in approximately 30 countries. The primary endpoint of the trial is overall survival in patients receiving Stimuvax compared to those receiving placebo.

    "This trial builds upon the encouraging results seen in Biomira's Phase IIb trial of Stimuvax in patients with stage IIIB and IV non-small cell lung cancer," said Robert L. Kirkman, M.D., President and CEO of Biomira. "In that trial, the median survival in the subset of patients with locoregional Stage IIIB disease was 30.6 months for patients receiving Stimuvax, compared with 13.3 months for patients in the control arm. The Phase 3 trial will seek to extend and confirm these results in patients with both Stage IIIA and IIIB locoregional disease."

    "Completion of the SPA agreement with the FDA is an important step in the clinical development of Stimuvax," continued Dr. Kirkman. "We look forward to the initiation of this Phase III trial by the end of this year."

    Stimuvax(R)

    Formerly known as BLP25 Liposome Vaccine (L-BLP25), Stimuvax(R) is a synthetic MUC1 peptide vaccine. Stimuvax(R) incorporates a 25-amino acid sequence of the MUC1 cancer mucin, encapsulated in a liposomal delivery system. The liposome enhances recognition of the cancer antigen by the immune system and facilitates better delivery. Stimuvax(R) is designed to induce an immune response to cancer cells.

    About Lung Cancer

    In 2005, approximately 172,000 new cases of lung cancer were diagnosed in the U.S. Approximately 163,000 people are estimated to have died of this disease in the U.S. alone in 2005. NSCLC accounts for approximately 75 to 80 per cent of all primary lung cancers. At the time of diagnosis, only 25 per cent of patients are potentially curable by surgery.

    Biomira

    Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira's goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

    This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing, duration and results of clinical trials, trial reviews and analyses and regulatory reviews, and the safety and efficacy of the product. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company's expectations are correct or that the Company will have sufficient resources to fund clinical trials. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

For further information: Investor and Media Relations Contact, Stephanie Seiler, Ph.D., Gemini BioProjects LLC, (206) 713-0124, ir@biomira.com